Exhibit 99.1
ERMENEGILDO ZEGNA GROUP REVENUES1 REACH €1.33B IN THE FIRST NINE MONTHS OF 2025; ACCELERATION IN Q3 DRIVEN BY ROBUST DTC GROWTH ACROSS ALL BRANDS

•Q3 2025 revenues of €398.2 million, +0.2% YoY and +3.6% organic2:
•By Channel: DTC3 +4.5% Year-on-Year (YoY) and +9.1% organic, with all three brands recording solid growth. Wholesale performance, -15.5% YoY and -14.7% organic, reflects the strategic decision to enhance quality of the distribution and to focus on the DTC channel.
•By Brand: ZEGNA brand +2.0% YoY and +5.6% organic with ongoing solid growth in DTC (+3.3% YoY and +7.4% organic). Thom Browne -9.6% YoY and -4.6% organic with positive DTC (+2.8% YoY and +10.0% organic). TOM FORD FASHION +0.9% YoY and +4.3% organic with DTC +11.5% YoY and +16.4% organic.
•By Geography: all key regions showed improved performance on an organic growth basis. The Americas outperformed the other regions.
•9M 2025 revenues of €1,325.9 million, -2.3% YoY and -0.4% organic.
October 23, 2025 – MILAN—(Business Wire)—Ermenegildo Zegna N.V. (NYSE:ZGN) (the “Company” and, together with its consolidated subsidiaries, the “Ermenegildo Zegna Group” or the “Group”) today announced unaudited revenues of €1,325.9 million for the first nine months of 2025, -2.3% YoY from €1,357.4 million in the first nine months of 2024 (-0.4% organic). In the third quarter of 2025 revenues reached €398.2 million, +0.2% YoY and +3.6% organic.

Ermenegildo “Gildo” Zegna, Chairman and CEO of the Ermenegildo Zegna Group, commented: “Q3 2025 Group revenues showed an acceleration in the Direct-to-Consumer channel, which recorded a solid +9% organic growth versus the +6% organic reported in the first half of the year. I am pleased with the continued growth of the ZEGNA brand DTC channel, led by the Americas and EMEA, and also delighted to see the meaningfully improved performance of TOM FORD FASHION and Thom Browne, whose DTC channel grew by double digits on an organic basis this quarter.
Looking ahead, we expect the environment to remain challenging for our industry, with ongoing uncertainties in consumer demand and currency fluctuations. However, the success of the recent fashion shows at TOM FORD and Thom Browne, the good reception of our Fall/Winter drops at ZEGNA, and the multiple projects in our pipeline give me confidence that we will continue to deliver on our mid-term targets.”
1 Throughout this press release, revenues for the first nine months and for the third quarter of 2025 and 2024 are unaudited.

2 Revenues on organic growth basis (organic or organic growth) and on a constant currency basis (constant currency), are non-IFRS financial measures. Constant currency growth is calculated excluding foreign exchange. Organic growth is calculated excluding (a) foreign exchange, (b) acquisitions & disposals, (c) changes in license agreements where the Group operates as a licensee. See the non-IFRS financial measures section starting on page 7 of this press release for the definition and reconciliation of non-IFRS financial measures.

3 DTC: Direct-to-Consumer

Revenues Analysis for the Nine and Three Months Ended September 30, 2025

REVENUES BY BRAND AND PRODUCT LINE (Unaudited)

	9M 2025 vs 9M 2024				Q3 2025 vs Q3 2024
(€ thousands, except percentages)	2025	2024	%	Organic	2025	2024	%	Organic
ZEGNA brand	819,845	810,610	1.1%	3.6%	249,436	244,543	2.0%	5.6%
Thom Browne	177,361	220,067	(19.4%)	(17.8%)	48,207	53,346	(9.6%)	(4.6%)
TOM FORD FASHION	218,734	213,924	2.2%	3.9%	66,019	65,431	0.9%	4.3%
Textile	96,871	101,543	(4.6%)	(4.6%)	29,810	29,707	0.3%	(0.4%)
Other (1)	13,108	11,272	16.3%	16.6%	4,757	4,267	11.5%	12.0%
Total revenues	1,325,919	1,357,416	(2.3%)	(0.4%)	398,229	397,294	0.2%	3.6%
________________________________________
(1)Other mainly includes revenues from agreements with third party brands.

In 9M 2025, revenues for the ZEGNA brand were €819.8 million compared to €810.6 million in 9M 2024, (+1.1% YoY and +3.6% organic). In Q3 the brand reported +2.0% YoY and +5.6% organic growth, driven by the DTC channel particularly in the Americas and EMEA, where it reported solid double-digit organic growth.

In 9M 2025, revenues for the Thom Browne brand amounted to €177.4 million, compared to €220.1 million in 9M 2024 (-19.4% YoY and -17.8% organic). In Q3, the brand reported €48.2 million, -9.6% YoY and -4.6% organic, with a positive double-digit organic growth in the DTC channel, which was more than offset by the decline in the wholesale channel.

In 9M 2025, revenues for TOM FORD FASHION (TFF) amounted to €218.7 million, compared to €213.9 million in 9M 2024 (+2.2% YoY and +3.9% organic). In Q3, the brand reached revenues of €66.0 million, +0.9% YoY and +4.3% organic, driven by a sequential acceleration in the double-digit organic growth in the DTC channel.

Textile revenues were €96.9 million in 9M 2025, compared to €101.5 million in 9M 2024 (-4.6% YoY and organic), with Q3 at +0.3% YoY and -0.4% organic. Other revenues were €13.1 million in 9M 2025, compared to €11.3 million in 9M 2024 (+16.3% YoY and +16.6% organic).

REVENUES BY DISTRIBUTION CHANNEL (Unaudited)

	9M 2025 vs 9M 2024				Q3 2025 vs Q3 2024
(€ thousands, except percentages)	2025	2024	%	Organic	2025	2024	%	Organic
Direct to Consumer (DTC)
ZEGNA brand	714,874	690,243	3.6%	6.2%	210,373	203,682	3.3%	7.4%
Thom Browne	130,901	127,211	2.9%	6.5%	38,262	37,235	2.8%	10.0%
TOM FORD FASHION	148,968	136,191	9.4%	12.1%	48,073	43,129	11.5%	16.4%
Total Direct to Consumer (DTC)	994,743	953,645	4.3%	7.0%	296,708	284,046	4.5%	9.1%
As a percentage of branded products (1)	82%	77%			82%	78%
Wholesale branded
ZEGNA brand	104,971	120,367	(12.8%)	(11.2%)	39,063	40,861	(4.4%)	(3.3%)
Thom Browne	46,460	92,856	(50.0%)	(49.9%)	9,945	16,111	(38.3%)	(37.5%)
TOM FORD FASHION	69,766	77,733	(10.2%)	(10.2%)	17,946	22,302	(19.5%)	(19.1%)
Total Wholesale branded	221,197	290,956	(24.0%)	(23.4%)	66,954	79,274	(15.5%)	(14.7%)
As a percentage of branded products	18%	23%			18%	22%
Textile	96,871	101,543	(4.6%)	(4.6%)	29,810	29,707	0.3%	(0.4%)
Other (2)	13,108	11,272	16.3%	16.6%	4,757	4,267	11.5%	12.0%
Total revenues	1,325,919	1,357,416	(2.3%)	(0.4%)	398,229	397,294	0.2%	3.6%
________________________________________
(1)Branded products refer to the products sold under the three brands that the Group operates, through the DTC or wholesale branded distribution channels.
(2)Other mainly includes revenues from agreements with third party brands.

DTC Revenues Analysis

In 9M 2025, Group DTC revenues were €994.7 million compared to €953.6 million in 9M 2024 (+4.3% YoY and +7.0% organic). In Q3 the channel reported +4.5% YoY and +9.1% organic growth, driven by the sequential acceleration of growth at all the three brands.

ZEGNA DTC revenues grew +3.6% YoY and +6.2% organic in 9M 2025. In Q3, DTC revenues reported +3.3% YoY and +7.4% organic, driven by continued double-digit organic growth in the Americas and EMEA and by slightly improved sequential performance in the Greater China Region (GCR). At the end of September, ZEGNA counted 282 Directly Operated Stores (DOS), with 4 net closures in Q3 2025, including some stores in GCR.

Thom Browne DTC revenues were up +2.9% YoY and +6.5% organic in 9M 2025. In Q3, DTC revenues reported +2.8% YoY and +10.0% organic, in sequential acceleration mainly driven by the improvement in GCR and partially in Korea and the solid growth in the Americas where the brand recently opened some new flagship stores. At the end of September, Thom Browne counted 124 DOS, with 4 net openings in Q3, including some stores in concession.

TOM FORD FASHION DTC revenues were up +9.4% YoY and +12.1% organic in 9M 2025. In Q3, DTC revenues grew +11.5% YoY and +16.4% organic, driven by solid performance across all regions and by the successful reception of the new FW collections. At the end of September, TOM FORD FASHION counted 66 DOS with no openings in the quarter.
Wholesale Branded Revenues Analysis

In 9M 2025, wholesale branded revenues were €221.2 million, compared to €291.0 million in 9M 2024 (-24.0% YoY and -23.4% organic). In Q3, wholesale branded revenues were €67.0 million, -15.5% YoY and -14.7% organic, thus since wholesale is a business driven by seasonal deliveries, it is more meaningful to consider the year-to-date (YTD) trend rather than the quarterly one, as quarterly performance can also be affected by variations in delivery timing.

ZEGNA wholesale revenues were €105.0 million in 9M 2025, compared to €120.4 million in 9M 2024 (-12.8% YoY and -11.2% organic), with Q3 down -4.4% YoY and -3.3% organic. The performance reflects ZEGNA’s decision to exercise tighter control over iconic products in this channel and by the conversion of some wholesale shop-in-shops into retail concessions.
Thom Browne wholesale revenues decreased to €46.5 million in 9M 2025, compared to €92.9 million in 9M 2024 (-50.0% YoY and -49.9% organic). Q3 performance was -38.3% YoY and -37.5% organic, reflecting the ongoing streamlining of the wholesale channel.
TOM FORD FASHION wholesale revenues were €69.8 million in 9M 2025, compared to €77.7 million in 9M 2024 (-10.2% YoY and organic). In Q3, TFF reported a negative performance of -19.5% YoY and -19.1% organic, also impacted by different timing in deliveries.

REVENUES BY GEOGRAPHIC AREA (Unaudited)

	9M 2025 vs 9M 2024				Q3 2025 vs Q3 2024
(€ thousands, except percentages)	2025	2024	%	Organic	2025	2024	%	Organic
EMEA (1)	479,963	485,586	(1.2%)	(0.6%)	151,055	148,995	1.4%	2.6%
Americas (2)	384,051	358,187	7.2%	10.4%	121,337	112,141	8.2%	12.9%
Greater China Region	300,497	353,084	(14.9%)	(12.7%)	77,396	86,760	(10.8%)	(6.5%)
Rest of APAC (3)	159,086	158,803	0.2%	3.3%	47,578	48,813	(2.5%)	3.0%
Other (4)	2,322	1,756	32.2%	33.0%	863	585	47.5%	49.6%
Total revenues	1,325,919	1,357,416	(2.3%)	(0.4%)	398,229	397,294	0.2%	3.6%
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.

In 9M 2025, EMEA recorded revenues of €480.0 million (-1.2% YoY and -0.6% organic), representing 36% of the Group’s revenues. In Q3 2025, EMEA recorded +1.4% YoY and +2.6% organic growth, mainly driven by solid double-digit performance in the DTC channel at ZEGNA and TFF, partially offset by the negative performance in the wholesale channel.
In 9M 2025, revenues in the Americas amounted to €384.1 million (+7.2% YoY and +10.4% organic), representing 29% of the Group’s revenues. In Q3 2025, the region reported +8.2% YoY and +12.9% organic, with solid results in the DTC channel across all three brands.
In 9M 2025, the GCR recorded revenues of €300.5 million (-14.9% YoY and -12.7% organic), representing 23% of the Group’s revenues. In Q3, GCR revenues were -10.8% YoY and -6.5% organic, showing a sequential improvement compared to Q2, mainly driven by Thom Browne’s robust recovery in the region.
In 9M 2025, revenues in the Rest of APAC reached €159.1 million (+0.2% YoY and +3.3% organic). Q3 2025 revenues were -2.5% YoY and +3.0% organic, driven by the sequentially improved performance in Japan and Korea.
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Group Monobrand (1) Store Network at September 30, 2025

	At September 30, 2025				At December 31, 2024				At September 30, 2024
Stores	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	TOM FORD FASHION	Group
EMEA	78	10	12	100	76	9	11	96	76	9	10	95
Americas	76	35	13	124	72	28	13	113	75	20	13	108
Greater China Region	75	38	13	126	78	40	12	130	78	38	12	128
Rest of APAC	53	41	28	122	55	39	28	122	56	39	27	122
Total Direct to Consumer (DTC)	282	124	66	472	281	116	64	461	285	106	62	453
EMEA	41	5	16	62	44	5	16	65	44	7	15	66
Americas	59	1	46	106	59	1	46	106	59	3	47	109
Greater China Region	9	10	—	19	11	10	—	21	13	10	—	23
Rest of APAC	5	5	1	11	4	5	2	11	4	4	5	13
Total Wholesale	114	21	63	198	118	21	64	203	120	24	67	211
Total	396	145	129	670	399	137	128	664	405	130	129	664
________________________________________
(1)Monobrand store count includes our DOSs (which are divided into boutiques and outlets) and our Wholesale monobrand stores (including also monobrand franchisees).

***

SIGNIFICANT EVENTS IN THE THIRD QUARTER OF 2025

PARTNERSHIP WITH TEMASEK

On July 29, 2025 Ermenegildo Zegna Group and Venezio Investments Pte. Ltd., an indirect wholly-owned subsidiary of Temasek Holdings (Private) Limited (“Temasek”) announced an agreement under which Temasek purchased 14,121,062 of the Company’s treasury shares at a price of $8.95 per share, which, together with the previously acquired 12,699,981 ordinary shares of the Company in the stock market, represent a 10% stake in the Company’s ordinary share capital outstanding at the closing of the transaction.

SAM LOBBAN APPOINTED CEO OF THOM BROWNE

On July 30, 2025 Ermenegildo Zegna Group announced that from September 2, Sam Lobban would assume the role of Chief Executive Officer of Thom Browne. Rodrigo Bazan, the former CEO, stepped down to pursue other opportunities, effective August 31. Sam began his career at Selfridges in London, later joining Mr. Porter as part of its founding team. Prior to joining Thom Browne, he was serving as Executive Vice President and General Merchandising Manager for Apparel & Designer at Nordstrom, where he curated collaborations with leading brands, including Thom Browne. Sam is widely known for blending creative vision with strategic execution.

UPCOMING EVENTS

Please find below the expected calendar for the next financial releases, announced today:
•February 2, 2026: FY 2025 Preliminary Revenues
•March 20, 2026: FY 2025 Financial Results
•April 30, 2026: Q1 2026 Revenues
•July 23, 2026: H1 2026 Preliminary Revenues
•September 3, 2026: H1 2026 Financial Results
•October 22, 2026: Q3 2026 Revenues

About Ermenegildo Zegna Group
Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE:ZGN) is a global luxury company with a leading position in the high-end menswear business. Through its three complementary brands, the Group reaches a wide range of communities and market segments across the high-end fashion industry, from ZEGNA’s timeless luxury to the modern tailoring of Thom Browne, to luxury glamour with TOM FORD FASHION. The Ermenegildo Zegna Group is internationally recognized for its unique Filiera, owned and controlled by the Group, which is made up of the finest Italian textile producers fully integrated with unique luxury manufacturing capabilities, to ensure superior excellence, quality and innovation capacity. The Ermenegildo Zegna Group has more than 7,100 employees and recorded revenues of €1.95 billion in 2024.
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Contacts

Paola Durante, Chief of External Relations
Alice Poggioli, Investor Relations Director

ir@zegna.com / corporatepress@zegna.com

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Forward Looking Statements
This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to the Company. In particular, statements regarding future financial performance and the Group’s expectations as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek”, “aspire,” “goal,” “outlook,” “guidance,” “forecast,” “prospect” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the recognition, integrity and reputation of our brands; our ability to anticipate trends and to identify and respond to new and changing consumer preference; pandemics or other public health crises; international business, regulatory, social and political risks; restrictions on trade and the imposition of tariffs among countries; political instability, geopolitical tensions or conflicts and the imposition of sanctions (including armed conflicts, such as the war in Ukraine and the conflict in the Middle East, and sanctions imposed onto Russia); the occurrence of acts of terrorism or similar events, conflicts or civil unrest; existing or future disputes, proceedings or litigation; future sales of our securities in the public market; our ability to maintain compliance with applicable listing standards; volatility in our share price; our ability to implement our strategy; recent and potential future acquisitions; disruption to our manufacturing and logistics facilities, as well as our directly operated stores; risks related to the sale of our products through our direct-to-consumer channel, as well as through points of sale operated by third parties, including in the wholesale channel; our dependence on our local partners to sell our products in certain markets; fluctuations in the price or quality of, or disruptions in the availability of, raw materials; our ability to negotiate, maintain or renew our license or co-branding agreements with high end third party brands; tourist traffic and demand; our dependence on certain key senior personnel as well as skilled personnel; our ability to protect our intellectual property rights; any malfunction or disruption in our information technology and networks, including as a result of cybercrime; the theft or unauthorized use of personal information of our customers, employees or other parties; fluctuations in currency exchange rates or interest rates; credit risk; the high level of competition in the industry in which we operate; global economic conditions and macro events, including inflation; changes in, or failures to comply with, applicable laws and regulations, or actions taken by regulatory authorities; climate change and other environmental impacts and our ability to meet our customers’ and other stakeholders’ expectations on environment, social and governance matters; the enactment of tax reforms or other changes in tax laws and regulations; and other risks and uncertainties, including those described in our filings with the SEC.
Most of these factors are outside the Company’s control and are difficult to predict. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company and its directors, officers or employees or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of the Company as of the date of this communication. Subsequent events, factors and developments may cause that view to change, and it is not possible to assess the impact of such event, factor or development on the Company’s and the Group’s business. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company disclaims any obligation to update or revise publicly forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this communication.

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Appendix
REVENUES BY SEGMENT (Unaudited)

	9M 2025 vs 9M 2024				Q3 2025 vs Q3 2024
(€ thousands, except percentages)	2025	2024	%	Organic	2025	2024	%	Organic
Zegna	951,233	944,413	0.7%	2.8%	290,914	283,875	2.5%	5.5%
Thom Browne	177,651	220,401	(19.4%)	(17.8%)	48,189	53,466	(9.9%)	(4.8%)
Tom Ford Fashion	218,734	213,928	2.2%	3.9%	66,019	65,435	0.9%	4.3%
Intersegment eliminations	(21,699)	(21,326)	n.m.(*)	n.m.	(6,893)	(5,482)	n.m.	n.m.
Total revenues	1,325,919	1,357,416	(2.3%)	(0.4%)	398,229	397,294	0.2%	3.6%
_______________________________________
(*) Throughout this section “n.m” means not meaningful.

Intersegment eliminations include revenues from products that the Textile and Other lines (included in the Zegna segment) sell to the Group’s brands.

Non-IFRS Financial Measures

The Group’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: revenues on a constant currency basis (Constant Currency) and revenues on an organic growth basis (organic or organic growth). The Group’s management believes that these non-IFRS financial measures provide useful and relevant information regarding the Group’s financial performance and financial condition, and improve the ability of management and investors to assess and compare the financial performance and financial position of the Group with those of other companies. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which the Group operates, the financial measures that the Group uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS Accounting Standards. A definition, explanation of relevance and a reconciliation of each non-IFRS financial measure to the most directly comparable measure calculated and presented in accordance with IFRS Accounting Standards are set out below.
Revenues on a constant currency basis (Constant Currency)

In addition to presenting our revenues on a current currency basis, we also present certain revenue information on a constant currency basis (Constant Currency), which excludes the effects of foreign currency translation from our subsidiaries with functional currencies different from the Euro.
We calculate Constant Currency revenues by applying the current period average foreign currency exchange rates to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.

We use revenues on a Constant Currency basis to analyze how our underlying revenues have changed between periods independent of the effects of foreign currency translation.

Revenues on a Constant Currency basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the impact of foreign currency translation provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.

Revenues on an organic growth basis (organic or organic growth)

In addition to presenting our revenues on a current currency basis, we also present certain revenue information on an organic growth basis (organic or organic growth). Organic growth is calculated as the change in revenues from period to period, excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where the Group operates as a licensee.
In calculating organic growth, the following adjustments are made to revenues:

(1)Foreign exchange – Current period average foreign currency exchange rates are used to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.
(2)Acquisitions and disposals – Revenues generated by businesses and operations acquired in the current year are excluded. Revenues generated by businesses and operations acquired in the prior year are excluded from the current year for the same period that corresponds to the pre-acquisition period in the prior year. Additionally, where a business or operation was a customer prior to an acquisition, the related pre-acquisition revenues are excluded from the current and prior periods. Revenues generated by businesses and operations disposed of in the current year or prior year are excluded from both periods as applicable.
(3)Changes in license agreements where the Group operates as a licensee – Revenues generated from license agreements where the Group operates as a licensee that are new or terminated in the current year or prior year are excluded from both periods (except if the effects are already included in acquisitions and disposals). Additionally, revenues generated from license agreements where the Group operates as a licensee that experienced a structural change in the scope or perimeter in the current year or prior year are excluded from both periods, including changes to product categories, distribution channels or geographies of the underlying license agreements.

We believe the presentation of revenues on an organic basis is useful to better understand and analyze the underlying change in the Group’s revenues from period to period on a consistent perimeter and constant currency basis.

Revenues on an organic basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where the Group operates as a licensee provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.

The tables below show a reconciliation of reported revenue performance to Constant Currency, excluding the effects of foreign exchange, and to organic performance, which excludes also acquisitions and disposals and changes in license agreements where the Group operates as a licensee, by segment, by brand and product line, by distribution channel and by geographic area for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024 (9M 2025 vs 9M 2024) and for the three months ended September 30, 2025 compared to the three months ended September 30, 2024 (Q3 2025 vs Q3 2024).
Segment

	9M 2025 vs 9M 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Zegna	0.7%	(2.1%)	2.8%	—%	—%	2.8%
Thom Browne	(19.4%)	(1.6%)	(17.8%)	—%	—%	(17.8%)
Tom Ford Fashion	2.2%	(1.7%)	3.9%	—%	—%	3.9%
Total	(2.3%)	(1.9%)	(0.4%)	—%	—%	(0.4%)

	Q3 2025 vs Q3 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Zegna	2.5%	(3.0%)	5.5%	—%	—%	5.5%
Thom Browne	(9.9%)	(5.1%)	(4.8%)	—%	—%	(4.8%)
Tom Ford Fashion	0.9%	(3.4%)	4.3%	—%	—%	4.3%
Total	0.2%	(3.4%)	3.6%	—%	—%	3.6%

Brand and product line

	9M 2025 vs 9M 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
ZEGNA brand	1.1%	(2.5%)	3.6%	—%	—%	3.6%
Thom Browne	(19.4%)	(1.6%)	(17.8%)	—%	—%	(17.8%)
TOM FORD FASHION	2.2%	(1.7%)	3.9%	—%	—%	3.9%
Textile	(4.6%)	—%	(4.6%)	—%	—%	(4.6%)
Other	16.3%	(0.3%)	16.6%	—%	—%	16.6%
Total	(2.3%)	(1.9%)	(0.4%)	—%	—%	(0.4%)

	Q3 2025 vs Q3 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
ZEGNA brand	2.0%	(3.6%)	5.6%	—%	—%	5.6%
Thom Browne	(9.6%)	(5.0%)	(4.6%)	—%	—%	(4.6%)
TOM FORD FASHION	0.9%	(3.4%)	4.3%	—%	—%	4.3%
Textile	0.3%	0.7%	(0.4%)	—%	—%	(0.4%)
Other	11.5%	(0.5%)	12.0%	—%	—%	12.0%
Total	0.2%	(3.4%)	3.6%	—%	—%	3.6%

Distribution channel

	9M 2025 vs 9M 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Direct to Consumer (DTC)
ZEGNA brand	3.6%	(2.6%)	6.2%	—%	—%	6.2%
Thom Browne	2.9%	(3.6%)	6.5%	—%	—%	6.5%
TOM FORD FASHION	9.4%	(2.7%)	12.1%	—%	—%	12.1%
Total Direct to Consumer (DTC)	4.3%	(2.7%)	7.0%	—%	—%	7.0%
Wholesale branded
ZEGNA brand	(12.8%)	(1.6%)	(11.2%)	—%	—%	(11.2%)
Thom Browne	(50.0%)	(0.1%)	(49.9%)	—%	—%	(49.9%)
TOM FORD FASHION	(10.2%)	—%	(10.2%)	—%	—%	(10.2%)
Total Wholesale branded	(24.0%)	(0.6%)	(23.4%)	—%	—%	(23.4%)
Textile	(4.6%)	—%	(4.6%)	—%	—%	(4.6%)
Other	16.3%	(0.3%)	16.6%	—%	—%	16.6%
Total	(2.3%)	(1.9%)	(0.4%)	—%	—%	(0.4%)

	Q3 2025 vs Q3 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Direct to Consumer (DTC)
ZEGNA brand	3.3%	(4.1%)	7.4%	—%	—%	7.4%
Thom Browne	2.8%	(7.2%)	10.0%	—%	—%	10.0%
TOM FORD FASHION	11.5%	(4.9%)	16.4%	—%	—%	16.4%
Total Direct to Consumer (DTC)	4.5%	(4.6%)	9.1%	—%	—%	9.1%
Wholesale branded
ZEGNA brand	(4.4%)	(1.1%)	(3.3%)	—%	—%	(3.3%)
Thom Browne	(38.3%)	(0.8%)	(37.5%)	—%	—%	(37.5%)
TOM FORD FASHION	(19.5%)	(0.4%)	(19.1%)	—%	—%	(19.1%)
Total Wholesale branded	(15.5%)	(0.8%)	(14.7%)	—%	—%	(14.7%)
Textile	0.3%	0.7%	(0.4%)	—%	—%	(0.4%)
Other	11.5%	(0.5%)	12.0%	—%	—%	12.0%
Total	0.2%	(3.4%)	3.6%	—%	—%	3.6%

Geographic area

	9M 2025 vs 9M 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
EMEA (1)	(1.2%)	(0.6%)	(0.6%)	—%	—%	(0.6%)
Americas (2)	7.2%	(3.2%)	10.4%	—%	—%	10.4%
Greater China Region	(14.9%)	(2.2%)	(12.7%)	—%	—%	(12.7%)
Rest of APAC (3)	0.2%	(3.1%)	3.3%	—%	—%	3.3%
Other (4)	32.2%	(0.8%)	33.0%	—%	—%	33.0%
Total	(2.3%)	(1.9%)	(0.4%)	—%	—%	(0.4%)
______________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.

	Q3 2025 vs Q3 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
EMEA (1)	1.4%	(1.2%)	2.6%	—%	—%	2.6%
Americas (2)	8.2%	(4.7%)	12.9%	—%	—%	12.9%
Greater China Region	(10.8%)	(4.3%)	(6.5%)	—%	—%	(6.5%)
Rest of APAC (3)	(2.5%)	(5.5%)	3.0%	—%	—%	3.0%
Other (4)	47.5%	(2.1%)	49.6%	—%	—%	49.6%
Total	0.2%	(3.4%)	3.6%	—%	—%	3.6%
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.

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